Exhibit 99.2

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED FINANCIAL DATA
AS OF JUNE 30, 2013

INDEX
Page

Interim Consolidated Balance Sheet	2

Interim Consolidated Income Statements	3-4

Interim Consolidated Comprehensive Income Statements	5

Interim Statement of Changes in Shareholders' Equity	6-8

Interim Consolidated Statements of Cash Flows	9-11

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED BALANCE SHEETS

	June 30	December 31	June 30
	2 0 1 3	2 0 1 2	2 0 1 3
			Convenience
			translation
	(in NIS thousands)		US$'000

Current Assets
Cash and cash equivalents	622,991	528,251	172,192
Short-term deposits and investments	104,087	321,898	28,769
Trade accounts receivables	46,271	44,788	12,789
Other receivables	74,993	117,032	20,728
Prepayments and other assets	15,695	67,436	4,339
Inventories	18,490	13,775	5,110
	882,527	1,093,180	243,927
Held for sale investment property	52,151	-	14,414
	934,678	1,093,180	258,341

Non-Current Assets
Trading property	2,969,056	(*) 3,387,943	(*) 820,635
Deposits, loans and other long-term balances	43,337	57,005	11,978
Investments in associates	696,556	893,064	192,525
Property, plant and equipment	1,106,842	1,180,977	305,927
Investment property	-	71,293	-
Other assets and deferred expenses	49,051	12,467	13,557
Intangible assets	7,547	46,718	2,086
	4,872,389	5,649,467	1,346,708

	5,807,067	6,742,647	1,605,049

Current Liabilities

Short-term credits	3,598,522	(*)1,500,256	(*) 994,616
Suppliers and service providers	52,910	70,494	14,624
Payables and other credit balances	203,308	132,588	56,193
Other liabilities	19,130	95,070	5,287
	3,873,870	1,798,408	1,070,720
Liabilities associated with assets held for sale	16,092	-	4,448
	3,889,962	1,798,408	1,075,168

Non-Current liabilities
Borrowings	1,102,538	3,416,501	304,737
Other financial liabilities	7,268	11,250	2,009
Other liabilities	87,102	14,154	24,075
Deferred taxes	106,624	113,225	29,470
	1,303,532	3,555,130	360,291

Shareholders' Equity (Deficiency)
Attributable to equity holders of the Company	(283,242)	288,630	(78,288)
Non controlling Interests	896,815	1,100,479	247,878
	613,573	1,389,109	169,590

	5,807,067	6,742,647	1,605,049

(*) see note 3A

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED INCOME STATEMENTS

	Six months ended		Year ended	Six months ended
	June 30		December 31,	June 30
	2 0 1 3	2 0 1 2	2 0 1 2	2 0 1 3
				Convenience
				translation
	(in NIS thousands)			US$'000

Income revenues and gains
Revenues
Revenues from sale of commercial centers	-	-	67,594	-
Revenues from hotel operation and management	102,570	101,987	206,746	28,350
Revenues from fashion merchandise and other	65,813	73,521	144,141	18,190

Total revenues	168,383	175,508	418,481	46,540
Gains and other
Rental income from Commercial centers	68,993	69,285	147,185	19,069
Gain from changes of shareholding in investees	-	7,801	9,368	-
Gain from sale of real estate assets	-	53,875	53,875	-

Total income revenues and gains	237,376	306,469	628,909	65,609

Expenses and losses
Hotels operations and management	92,466	93,004	186,760	25,557
Cost of fashion merchandise and other	64,768	82,553	154,220	17,902
Commercial centers	56,543	72,270	213,367	15,628
General and administrative expenses	30,766	24,640	48,771	8,503
Share in losses of associates, net	66,531	9,868	102,127	18,391
Financial expenses, net	142,943	180,046	209,593	39,509
Write-down, charges and other expenses, net	366,246	14,141	302,095	101,229

	820,263	476,522	1,216,933	226,719

Loss before tax benefits	(582,887)	(170,053)	(588,024)	(161,110)
Income taxes expenses (tax benefits)	(1,566)	(1,369)	(9,212)	(433)
Loss from continuing operations	(581,321)	(168,684)	(578,812)	(160,677)
Profit (loss) from discontinued operation, net	(3,260)	(107,734)	94,826	(901)
Loss for the period	(584,581)	(276,418)	(483,986)	(161,578)

Attributable to:
Equity holders of the Company	(432,570)	(243,895)	(315,747)	(119,563)
Non controlling interest	(152,011)	(32,523)	(168,239)	(42,015)
	(584,581)	(276,418)	(483,986)	(161,578)

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED INCOME STATEMENTS

	Six months ended		Year ended	Six months ended
	June 30		December 31,	June 30
	2 0 1 3	2 0 1 2	2 0 1 2	2 0 1 3
				Convenience
	(In NIS)			Translation $
Earnings (loss) per share

Basic earnings per share:
From continuing operation	(17.29)	(5.90)	(16.64)	(4.78)
From discontinued operations	(0.10)	(3.88)	3.95	(0.03)
	(17.38)	(9.78)	(12.69)	(4.80)
Diluted earnings per share:
From continuing operation	(17.29)	(5.90)	(16.64)	(4.78)
From discontinued operations	(0.10)	(3.88)	3.95	(0.03)
	(17.38)	(9.78)	(12.69)	(4.80)

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED OTHER COMPREHENSIVE INCOME STATEMENT

	Six months ended		Year ended	Six months ended
	June 30		December 31,	June 30
	2 0 1 3	2 0 1 2	2 0 1 2	2 0 1 3
				Convenience
				translation
	(in NIS thousands)			US$'000

Loss for the period	(584,581)	(276,418)	(483,986)	(161,578)

Exchange differences arising from translation of foreign operations	(204,222)	(85,992)	(56,586)	(56,447)

Gain (loss) from cash flow hedge	4,169	(7,181)	(12,088)	1,152

Gain from available for sale investments	3,823	2,117	10,044	1,057
Loss on hedging instruments designated in hedges of the net assets of foreign operations	-	38,642	37,971	-
Reclassification adjustments relating to foreign operations disposed of in the year	-	(27,798)	(102,035)	-
	(196,230)	(80,212)	(122,694)	(54,238)
Items not to be reclassified to profit or loss in subsequent periods:
Revaluations of assets	-	408,484	409,014	-

Other Comprehensive income (loss)	(196,230)	328,272	286,320	(54,238)

Comprehensive income (loss)	(780,811)	51,854	(197,666)	(215,816)

Attributable to:
Equity holders of the Company	(572,483)	43,246	(70,813)	(158,235)
Non controlling interest	(208,328)	8,608	(126,853)	(57,581)

	(780,811)	51,854	(197,666)	(215,816)

ELBIT IMAGING LTD.
INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non Controlling interest	Total shareholders' equity
	(in thousand NIS)
Balance - January 1, 2012	38,059	864,811	(223,676)	-	47,661	(429,117)	230,413	528,151	(168,521)	359,630	1,179,240	1,538,870
The effect of initial application of new standard (IFRS 11)	-	-	-	-	-	-	-	-	-	-	(9,031)	(9,031)
Loss for the year	-	-	-	-	-	-	(315,747)	(315,747)	-	(315,747)	(168,239)	(483,986)
Other comprehensive income (loss)	-	-	34,738	(**)190,690	-	(124,909)	(***)144,415	244,934	-	244,934	41,386	286,320
Transaction with non controlling interest	-	-	(9,954)	-	-	-	-	(9,954)	-	(9,954)	12,583	2,629
Reclassification of a derivative (option) to equity following change in terms	-	-	7,193	-	-	-	-	7,193	-	7,193	-	7,193
Stock-based compensation expenses	-	-	-	-	2,174	399	-	2,573	-	2,573	44,540	47,113
Balance - December 31, 2012	38,059	864,811	(191,699)	190,690	49,835	(553,627)	59,081	457,150	(168,521)	288,629	1,100,479	1,389,108
Loss for the period	-	-	-	-	-	-	(432,570)	(432,570)	-	(432,570)	(152,011)	(584,581)
Other comprehensive income (loss)	-	-	8,048	(4,962)	-	(147,957)	4,962	(139,909)	-	(139,909)	(56,321)	(196,230)
Stock-based compensation expenses	-	-	-	-	608	-	-	608	-	608	4,668	5,276
Balance - June 30, 2013	38,059	864,811	(183,651)	185,728	50,443	(701,584)	(368,527)	(114,721)	(168,521)	(283,242)	896,815	613,573

(*)	includes transactions with non-controlling interest reserve and hedging reserve.
(**)	Net of related tax expenses in the amount of NIS 61 million.
(***)	Net of related tax expenses in the amount of NIS 45 million.

ELBIT IMAGING LTD.
INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Cont.)

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non Controlling interest	Total shareholders' equity
	(in thousand NIS)
Balance - January 1, 2012	38,059	864,811	(223,676)	-	47,661	(429,117)	230,413	528,151	(168,521)	359,630	1,179,240	1,538,870
The effect of initial application of new standard (IFRS 11)	-	-	-	-	-	-	-	-	-	-	(9,031)	(9,031)
Loss for the year	-	-	-	-	-	-	(243,896)	(243,896)	-	(243,896)	(32,522)	(276,418)
Other comprehensive income (loss)	-	-	34,932	195,189	-	(82,366)	139,386	287,141	-	287,141	41,129	328,270
Transaction with non controlling interest	-	-	(5,804)	-	-	-	-	(5,804)	-	(5,804)	15,242	9,438
Stock-based compensation expenses	-	-	-	-	2,121	(313)	-	1,808	-	1,808	42,738	44,546
Balance - June 30, 2012	38,059	864,811	(194,548)	195,189	49,782	(511,796)	125,903	567,400	(168,521)	398,879	1,236,796	1,635,675

ELBIT IMAGING LTD.
INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONT.)

	Convenience Translation ($ in thousands) (Unaudited)
	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non Controlling interest	Total shareholders' equity
	(in thousand US $)

Balance - December 31, 2012	10,519	239,030	(52,985)	52,706	13,774	(153,020)	16,330	126,354	(46,579)	79,775	304,167	383,942
Loss for the period	-	-	-	-	-	-	(119,563)	(119,563)	-	(119,563)	(42,015)	(161,578)
Other comprehensive income (loss)	-	-	2,223	(1,371)	-	(40,895)	1,371	(38,672)	-	(38,672)	(15,566)	(54,238)
Stock-based compensation expenses	-	-	-	-	168	-	-	168	-	168	1,289	1,457
Balance - June 30, 2013	10,519	239,030	(50,762)	51,335	13,942	(193,915)	(101,859)	(31,709)	(46,579)	(78,288)	247,878	169,590

(*)           includes transactions with non-controlling interest reserve and hedging reserve.

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months period ended		Year ended	Six months period ended
	June 30		December 31	June 30
	2013	2012	2012	2013
	(Unaudited)		(Audited)	Convenience
				Translation
	(in thousand NIS)			(US$'000)

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period from continuing operations	(581,321)	(168,684)	(578,812)	(160,677)
Income tax benefit recognized in profit and loss	(1,566)	(1,505)	(12,174)	(433)
Finance expenses recognized in profit and loss	142,943	173,654	209,690	39,509
Income tax paid in cash	-	(709)	-	-
Depreciation and amortization (including impairment)	366,693	39,014	356,043	101,352
Share in losses of associates, net	66,531	9,868	102,125	18,389
Stock based compensation expenses	5,933	10,504	8,092	1,640
Loss (gain) from fair value adjustment of investment property and from realization of Investment property	16,278	-	(4,117)	4,500
Gain from realization of investments in subsidiaries (Appendix B)	-	(61,040)	(62,608)	-
Others	-	-	2,737	-
Trade accounts receivables	(4,330)	(8,848)	(8,384)	(1,197)
Receivables and other debit balances	39,897	2,828	13,273	11,027
Inventories	(5,372)	(290)	7,737	(1,485)
Trading property and payment on account of trading property	(13,623)	(21,248)	(80,280)	(3,765)
Suppliers and service providers	(13,512)	(78,499)	(99,472)	(3,735)
Payables and other credit balances	(2,595)	41,445	(23,086)	(715)
Net cash provided by (used in) continuing operations	15,956	(63,510)	(169,236)	4,410
Net cash used in discontinued operating activities	(20,322)	(123,782)	(146,553)	(5,616)
Net cash used in operating activities	(4,366)	(187,292)	(315,789)	(1,206)

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

	Six months period ended		Year ended	Six months period ended
	June 30		December 31	June 30
	2013	2012	2012	2013
	(Unaudited)		(Audited)	Convenience
				Translation
	(in thousand NIS)			(US$'000)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property plant and equipment, investment property and other assets	(12,973)	(5,511)	(15,514)	(3,586)
Proceeds from realization of property plant and equipment	253	748	2,011	70
Proceeds from realization of investments in subsidiaries (Appendix B)	-	147,018	146,994	-
Investments in associates and other companies	-	(15,689)	(27,270)	-
Proceeds from realization of associated companies	79,615	-	-	22,005
Proceed from realization of long-term deposits and long-term loans	1,777	266,720	276,015	491
Investment in long-term deposits and long-term loans	-	(396)	(29)	-
Interest received in cash	4,577	19,667	37,542	1,265
Proceed from sale of available for sale marketable securities	53,103	130,457	154,943	14,677
Purchase of available for sale marketable securities	(749)	(10,768)	(82,239)	(207)
Short-term deposits and marketable securities, net	58,945	28,676	88,703	16,292

Net cash provided by continued investing activities	184,548	560,922	581,156	51,008

Net cash provided by discontinued investing activities	-	7,737	874,355	-

Net cash provided by investing activities	184,548	568,659	1,455,511	51,008

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from re-issuance of debentures	76,103	-	58,080	21,035
Repurchase of debentures and treasury stock	-	(48,429)	(184,342)	-
Interest paid in cash	(48,166)	(120,420)	(347,033)	(13,313)
Proceeds from long-term borrowings	2,655	26,981	51,377	734
Repayment of long-term borrowings	(109,543)	(100,197)	(692,976)	(30,277)
Proceeds from selling derivatives and changes in restricted cash	44,876	58,227	61,957	12,404
Proceeds from transactions with non-controlling interests, net			-	-
Proceed from short-term credit	-	105,203	201,719	-
Repayment of short-term credit	(25,795)	(252,536)	(246,806)	(7,130)

Net cash used in continued financing activities	(59,870)	(331,171)	(1,098,024)	(16,548)

Net cash provided by (used in) discontinued financing activities	-	61,630	(54,858)	-

Net cash used in financing activities	(59,870)	(269,541)	(1,152,882)	(16,548)

Increase in cash and cash equivalents	120,312	111,826	(13,160)	33,254

Cash and cash equivalents at the beginning of the year	528,251	544,097	544,097	146,006

Net effect on cash due to currency exchange rate changes	(25,572)	(7,042)	(2,686)	(7,068)

Cash and cash equivalents at the end of the year	622,991	648,881	528,251	172,192

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

	Six months period ended		Year ended	Six months period ended
	June 30		December 31	June 30
	2013	2012	2012	2013
	(Unaudited)		(Audited)	Convenience
				Translation
	(in thousand NIS)			(US$'000)

Appendix A -
Non-cash transactions

Acquisition of property plant and equipment, investment property and other assets by credit	-	793	804	-

Appendix B -
Proceeds from realization of investments in subsidiaries

Working capital (excluding cash), net	-	6,744	6,910	-
Long term receivables	-	(7,529)	(7,529)	-
Property, plant equipment and other assets	-	25,194	25,194	-
Long term liabilities	-	2,066	499	-
Deferred tax	-	(74,876)	(74,876)	-
Revaluation reserve	-	134,379	134,379	-
Gain from realization of subsidiaries	-	61,040	62,417	-
	-	147,018	146,994	-

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

1.	Reporting entity

A.
Elbit Imaging Ltd. (“Elbit” or "the Company") was incorporated in 1996 under the laws of the State of Israel. The Company's securities are listed on the NASDAQ Global Select Market (ticker symbol: EMITF) and on the Tel Aviv Stock Exchange ("TASE"). Its executive offices are located at 5 Kinneret Street, Bnei Berak 5112301 Israel

B.
The activities of the Company and its held entities (the "Group") are divided into the following principal fields: (i) Commercial and Entertainment Centers - initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - hotel operation and management; (iii) Medical Industries  – (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - initiation, construction and sale of residential projects and other mixed-use real property projects, predominantly residential, located primarily in India and (v) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel.

2.	Statement of compliance

This condensed consolidated interim financial information has been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial information does not include all of the information required for full annual financial statements, and should be read in conjunction with the annual consolidated financial statements of the Group for the year ended December 31, 2012.

The condensed consolidated interim financial information was approved for issue by the Company's board of directors on August 30, 2013.

Rates of exchange of NIS, in effect, in relation to foreign currency (in NIS) are as follows:

	Half year ended June 30	Year ended December 31
	2013	2012

US Dollar ($)	3.618	3.733
EURO (€)	4.720	4.921
Romanian New Lei (RON)	1.059	1.108
Indian Rupee (INR)	0.061	0.068

Scope of change in the exchange rate, in effect, of the NIS in relation to the foreign currencies (%):

	Half year ended June 30	Year ended December 31
	2013	2012

US Dollar ($)	(3)	(2)
EURO (€)	(4)	(0.5)
Romanian New Lei (RON)	(4)	(3)
Indian Rupee (INR)	(11)	(5)

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

3.	Significant accounting policies

The accounting policies applied by the Group in these condensed interim financial information are the same as those applied by the Group in its latest annual consolidated financial statements as of December 31, 2012 with the exception of the following:

A.	Classification of trading property

In continuation to note 2 E in our annual financial statements as of December 31, 2012, due to the lingering real estate and financing crisis in CEE, in which the Group's majority of commercial centers are located, commencing 2008 the Group is lacking sufficient historical experience of realizing its commercial centers into cash or cash equivalents. Accordingly, the Group is unable to clearly identify its actual operating cycle with respect to trading property. As such, the Group's operating cycle relating to trading property and corresponding borrowings are 12 months. As a result, trading property is presented as non–current asset as opposed to current asset.

B.	New standards, interpretations and amendments adopted by the Group

IAS 1 – 'Presentation of Items of Other Comprehensive Income'
The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g., net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have to be presented separately from items that will never be reclassified (e.g., actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendment affected presentation only and had no impact on the Group’s financial position or performance.

IFRS 10 – 'Consolidated Financial Statements'
IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to Variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including:

(a) An investor has power over an investee;

(b) The investor has exposure, or rights, to variable returns from its involvement with the investee; and

(c) The investor has the ability to use its power over the investee to affect the amount of the investor’s returns.

IFRS 10 had no impact on the consolidation of investments held by the Group.

IFRS 11 – 'Joint arrangements'
IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method. The application of this new standard impacted the financial position of the Group by replacing proportionate consolidation of the Groups joint ventures with the equity method of accounting.

IFRS 11 is effective for annual periods beginning on or after 1 January 2013. The effect of IFRS 11 is described below and includes quantification of the effect on the financial statements.

Prior to the adoption of IFRS 11, the Group’s interest in its Joint arrangements were classified as a jointly controlled entity and the Group’s share of the assets, liabilities, revenue, income and expenses were proportionately consolidated in the consolidated financial statements. Upon adoption of IFRS 11, the Group Has classified its Joint arrangements as joint ventures and accordingly, is required to use the equity method of accounting as prescribed by IAS 28 – 'Investment in Associates and Joint Ventures'.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

3.	Significant accounting policies (Cont.)

B.	New standards, interpretations and amendments adopted by the Group (Cont.)

The effect of applying IFRS 11 is as follows:

Impact on the income statement

	For the six months ended 30 June 2012	For the Annual Year ended 31 December 2012
Decrease in the reported revenues	208,381	105,420
Decrease in the reported costs	299,806	77,969
Decrease in Income tax benefits	4,294	1,036
Increase in Share in losses of associates, net	5,286	93,399
Decrease (Increase) in Financial expenses, Net	45,093	(14,669)

Impact on the Statement of financial position

	For the six months ended 30 June 2012	For the Annual Year ended 31 December 2012
Decrease in Total Assets	426,563	351,763
Decrease in Total Liabilities	401,536	319,745
Decrease in Equity	25,027	32,018

C.	New Standards that have been published are effective and immaterial for the Group

•	IAS 19R (2011) – 'Employee Benefits'
•	IFRS 13 – 'Fair value measurement'

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

4.	Claims

A.
With respect to the claim described in note 23 B (1) to the financial statements as of December 31 2012, on March 18, 2013, the plaintiffs filed an amended statement of claim in which they argued for oppression of the minority of ELT, mainly by: (a) refraining from distributing dividends; (b) directing ELT's profits to its control-holders in unfair transactions; (c) executing the Harmful Sale transaction (i.e. selling the control in ELT to Europe-Israel); (d) executing the Hotels and Marina Transactions.; (e) refraining from executing a tender offer for the minority shares in ELT .In their amended statement of claim the plaintiffs sought for damages, roughly calculated as follows:

a. For class members who held ELT shares prior to February 25, 1999: the value of each member's ELT shares on February 24, 1999 minus the consideration each member actually received when he sold his ELT shares.

b. For class members who held ELT shares prior to September 9, 1999: the value of each member's ELT shares on September 8, 1999 minus the consideration each member actually received when he sold his ELT shares.

On May 8, 2013, the Company filed the District Court a motion to order that parts of the amended statement of claim be struck out as they do not correspond with the Supreme Court's decision dated May 28, 2012. More specifically, the Company argued that the plaintiffs' allegation with regard to the alleged tender offer and with regard to the alleged failure to distribute dividends can no longer be trialed in this case. The Company consequently asked the District Court to decide that the Company will remain a defendant in this case only under its capacity as assignee of all rights and obligations of ELT (as ELT had merged into the Company and ceased to exist as a legal entity).

The District Court dismissed this motion on 30 June, 2013, stating, mainly, that the legal ground of "oppression of minority" could possibly contain claims regarding the alleged tender offer and the alleged failure to distribute dividends. EI intends to file an appeal to the Supreme Court to cancel the District Court's decision, and to uphold the motion.

The defendants should file their general discovery affidavits until October 2013.The Company, based on its legal advisor, believes that due to the impracticability of assessing the monetary exposure in this case and the little legal precedent with regard to certified class actions which were trialed on their merits, at this stage, the prospects of this litigation cannot be estimated.

B.
With respect to the claim described in note 23 B (2) to the financial statements as of December 31 2012, in January 2013, the District Court ruled that the claims would not be certified as class actions, due to their similarity to the claim described in note 23 B (1) to the financial statements as of December 31 2012. On March 17, 2013 the plaintiff appealed said ruling before the Supreme Court. On May 26, 2013, the Israeli Supreme Court dismissed the said appeal due to the fact that the appellant failed to pay court fees. This case was initially filed in the District Court of Haifa, Israel in September 2006 by Mr. Beeri against Elscint, the Company, their controlling shareholders (Europe Israel (MMS) Ltd. and Control Centers Ltd.) and past and present officers and directors of such companies and certain unrelated third parties.

C.
On April 11, 2013, a holder of Series B Notes filed a purported class action lawsuit against the Company in the District Court of Tel Aviv on, in connection with allegations, mainly that the Company failed to pay Series A and B Notes on February 2013. The plaintiff argues that the failure to pay results from the Company's failure to timely identify and react to the decline in its business. The total amount claimed, if the lawsuit is certified as a class action, is estimated by the plaintiff to be approximately NIS 82 million. The personal amount claimed by the plaintiff is approximately NIS 622,000. On July 2, 2013 the Tel Aviv District Court decided that an initial hearing will be set for December 4, 2013. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success and intends to vigorously defend against it.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

4.	Claims (Cont.)

D.
On February 25, 2013, Yoki Shemesh Ltd (the "Plaintiff") filed a claim and a motion to approve the claim as a Class Action, to the Tel Aviv District Court, in the amount of NIS 240,000,000, against the Company, its controlling shareholders, officers and others (the "Claim"). The Claim stated, that he company's decision to postpone payments to Series A and B bond holders is a breach of the rights of the Series A and B bond holders, and a breach of THE SECURITIES LAW, 5728-1968. The Plaintiff sought that the Company shall make all payments it is obligated to towards the bond holders. On July 2, 2013, the District Court has approved a joint motion to dismiss the purported class action lawsuit.

5.	Segment reporting

The chief operating decision-makers (CODM) have been identified as the CEO & Executive President. The CODM reviews the Group’s internal reporting in order to assess performance and allocate resources. The CODM assess the performance of the Group's segments based on Net Operating Income.

For the purpose of this interim financial information the following business segments were identified:

•	Commercial and Entertainment Centers
•	Hotels
•	Medical industries
•	Residential projects
•	Fashion Apparel
•	Other activities (Venture capital investments).

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

5.	Segment reporting (Cont.)

Six months period ended June 30, 2013 (i)

	Commercial and entertainment centers	Hotels	Medical industries (ii)	Residential	Fashion apparel	Other Activities and allocations	Total
	( I n t h o u s a n d N I S)
	(Unaudited)

Segment revenues	68,993	102,570	29,240	-	65,810	(29,237)	237,376

Intersegment revenues	-	-	-	-	-	-	-

Segment profit (loss)	(299,373)	(22,944)	(29,115)	(5,737)	1,042	13,480	(342,646)

Financial expenses	(43,117)	(21,077)	-	-	(1,260)	(1,720)	(67,174)
Share in losses of associates, net	(47,227)	-	(982)	(13)	-	(18,310)	(66,532)
Unallocated general and administrative expenses							(30,766)
Unallocated financial expenses							(75,769)
Loss before income taxes							(582,887)

(i)
In the reporting period, a loss of 296 Million NIS was recognized due to impairment of several assets in the commercial and entertainment segment. Other than the mentioned assets, there was no material changes in the amounts disclosed for other segments assets.

(ii)	Includes mainly investments in associates and therefore not included in the Total Revenues.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

5.	Segment reporting (Cont.)

Six months period ended June 30, 2012

	Commercial and entertainment centers (i)	Hotels	Medical industries	Residential	U.S Real Property	Fashion apparel	Other activities	Total
	( I n t h o u s a n d N I S)
	(unaudited)

Segment revenues	69,285	155,862	28,529	-	-	81,235	(28,442)	306,469

Intersegment revenues	-	-	-	-	-	-	-	-

Segment profit (loss)	(11,408)	62,858	(25,736)	(5,022)	-	(1,319)	25,128	44,502

Financial expenses	(21,284)	(23,511)	(662)	-	-	(926)	694	(45,690)
Share in losses of associates, net	(3,293)	(678)	(4,500)	(544)	-	-	(852)	(9,868)
Unallocated general and administrative expenses								(24,641)
Unallocated financial expenses								(134,356)
loss before income taxes								(170,053)

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

6.	Financial instruments

A.	Financial risks

During the six-months period ended June 30, 2013 there have been no significant changes in the Group’s financial risk management. Objectives and policies are consistent with those disclosed in note 30.C to the consolidated financial statements as at and for the year ended December 31, 2012.

B.	Fair value of financial instruments

1)	The following table presents the book value and fair value of the Group's financial assets (liabilities), which are presented in the financial statements at other than their fair value:

	June 30, 2013
	Book Value	Fair Value
	(In thousands NIS)

Long- term loans at fixed interest rate	(28,337)	(28,337)
Debentures	(2,603,693)	(890,957)
	(2,632,030)	(919,294)

2)	Fair value levels

Financial assets at fair value through profit or loss:

	June 30, 2013
	Level 1	Level 2	Level 3 (*)	Total
	(In thousands NIS)

Marketable securities	6,838	-	-	6,838
AFS financial assets	32,894	-	-	32,894
Option measured at FVTPL	-	-	14,854	14,854
	39,732	-	-	54,586

(*)
The changes in the fair value of the Group's financial assets included in Level 3 were charged to the profit and loss the charge in the fair value of the options created a loss in an amount of TNIS 8,575.

Financial liabilities at fair value through profit or loss

	June 30, 2013
	Level 1	Level 2	Level 3 (**)	Total
	(In thousands NIS)

PC's Debentures	540,627	-	-	540,627
The Company Debentures	49,398	-	-	49,398
PC's swap transactions and other swap transactions	-	12,498	2,034	14,532
590,025	12,498	2,034	604,557

(*)	The changes in the fair value of the Group's financial liabilities included in Level 3 were charged to the profit and loss as follows: option plan to former VC expenses of TNIS 208.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

6.	Financial instruments (Cont.)

B.	Fair value of financial instruments (Cont.)

3)	Valuation techniques and inputs used in the measurement of financial assets and liabilities fair values:

Description of the asset / liability	Fair value as of June 30, 2013	Valuation technique	Unobservable inputs

Option at FVTPL	14,854	Monte Carlo Method	Unexpected volatility of the shares price

Option of the former VC	2,034	Binominal Model	Subsidiary shares not tradable

7.	Significant events during the period

A.	Financial position

Until February 2013, the Company repaid all the principal and interest payments relating, inter alia, to its debenture and bank loans according to their schedules.

During 2011, 2012 and the first half of 2013, the Company recorded loss in the amount of NIS 247 million and NIS 483 million and 584, respectively.

In the Beginning of February 2013, management's original cash collecting plan confronted delays, inter alia, due to the postponement in the distribution of dividend from Plaza as well as decline in the recent period in the price of Plaza's stock.

On February 5, 2013, the Company's Board of Directors decided to postponed, at this stage, the payments of principal to Series A and Series B Note holders (scheduled for February 21, 2013) in the total amount of NIS 82 million. In addition, the Board resolved to authorize the management of the Company to commence accelerated negotiations with the trustees and representatives of all the Notes holders, in an attempt to formulate an agreement with all the debenture holders that will enable the Company to meet all its obligations.

On February 19, 2013, the Board of Directors of the Company resolved to suspend also any interest payments relating to all the Notes.

The Company's ability to meet all its obligations in the foreseeable future is highly dependent on the Company's ability to restructure its debt as mentioned in I below. The aforesaid, together with the below described matters and the profound complexity associated with the negotiation process to reach the debt restructuring as mentioned in note 8 A raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

7.	Significant events during the period (Cont.)

B.	Write-downs of Trading properties and investment property held for sale during the six month period ended June 30, 2013

During the six months ended June 30, 2013, Pc wrote down its Trading properties and investment property held for sale in Greece, Czech Republic, Serbia and India in the total amount of NIS 309 million. The write down was mainly due to the following factors:

•	PC’s Management reassessment of the business plans of certain properties, and;
•	Disposal certain properties subsequent to the reporting period at a selling price below their carrying amount (see note 8 B)

C.	Selling of joint venture in India

On May 29, 2013 PC completed the sale of its 50% interest in an Investee which mainly holds interests in an office complex project located in Pune, Maharashtra. The total transaction value was EUR 33.4 million (NIS 158 million) and, as a result, PC has received gross cash proceeds of approximately EUR 16.7 million (NIS 79 million) in line with its holding. The Group recorded a loss of NIS 50 million due to the disposal, mainly from reclassification of foreign currency translation reserve associated with the investment to the statement of profit and loss.

D.	An Early Termination of the Debentures Repurchase Financing Transactions

On February 10, 2013, the financial institutions that had acquired the Company's Series A to G Debentures (“Debentures”) under the structured debenture transactions (see Note 19E(3) to the financial statement as of December 31, 2012), have notified the Company of the early termination of the Transactions as a result of the decline in the market price of the Debentures and consequentially, the failure to meet the loan-to-value covenants under the Transactions.
Accordingly, the financial institutions sold the Debentures held by them in consideration that fully covered the termination amounts. An amount of NIS 10 million and 31 million par value Debentures had been returned to the Company.

E.	Notice from Bank Hapoalim B.M. ("Bank Hapoalim")

In respect of Bank Hapoalim loan described in note 23 D (1) and E to the financial statement as of December 31, 2012, the balance of which as of June 30, 2013 amounted to NIS 210 million, on June 6, 2013, the Company received a letter from Bank Hapoalim, demanding repayment within seven days of the outstanding balance of the loan, without prejudicing its right under any other loan facility to which the Company is a party as a guarantor or otherwise. Bank Hapoalim stated that it was taking this action in light of the Company's alleged breaches under the Loans, including, inter alia, non-payment to Bank Hapoalim on March 31, 2013 of approximately $14.5 million, failure to satisfy certain financial covenants under the Loans, adverse change in the financial position of the Company etc. In addition, Bank Hapoalim has stated that it had offset a deposit in the amount of approximately $7.9 million in Bank Hapoalim's accounts against the Loans. On June 11, 2013, the Company filed a one-sided motion for an injunction relief against Bank Hapoalim, prohibiting Bank Hapoalim from taking any action in accordance with the acceleration notice. On June 20, 2013 the Company and Bank Hapoalim have reached an agreement that Bank Hapoalim will not realize its lien on the Company's shares in Plaza Centers N.V. without giving the Company a seven day prior notice. Accordingly, on June 20, 2013, the Company filed a motion with the Court, with the consent of Bank Hapoalim, requesting to withdraw its motion for a temporary restraining order and its related complaint. On June 20, 2013, the Court issued an order denying the Company's motion and complaint on the one hand, but ordering Bank Hapoalim that any realization of its liens, in Israel or abroad, must be effected with transparency and in good faith in the context of insolvency proceedings before the Court, while taking into consideration the other creditors of the Company, to the extent possible, and the mitigation of their damages.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

7.	Significant events during the period (Cont.)

E.	Notice from Bank Hapoalim B.M. ("Bank Hapoalim") (Con)

On July 15, 2015, the respective representatives of the Company and the Bank agreed upon a form of a written standstill agreement subject to effectiveness of the “Company Proposal” with respect to the plan of arrangement, for the period ending on November 30, 2013, which was subject to the approval of the Bank's management. The Bank's representatives furnished the form of written agreement to the Company, at its request, for the purpose of notifying the holders of the Company's unsecured financial debt in advance of their upcoming meetings to vote upon the proposed plans of arrangement. In light of a meeting of debt holders of the Company that was being held at 3:00 p.m. on July 15, 2013, the Company published the standstill agreement, in the early afternoon on July 15, 2013, along with adjustments to the "Company's Proposal" with respect to the plan of arrangement, while explaining that the standstill agreement is subject to the approval of the Bank's management. Later that day, shortly after 8:00 p.m., the Company received a written notice from a representative of the Bank that the Bank's management did not approve the standstill agreement, without reasoning or explanation.

F.	Notices from Bank Leumi le-Israel B.M.( "Bank Leumi")

On March 2013, the Company received a letter from Bank Leumi demanding repayment within ten days of the outstanding balance of approximately $14.1 million (approximately NIS 52 million) due primarily under the loans made by Bank Leumi to the Company (the "Loans"). Bank Leumi stated that it was taking this action in light of the Company's current financial condition and the Company having informed Bank Leumi that it would not be making the upcoming payment to Bank Leumi on March 29, 2013 of principal and interest due under the Loans. Bank Leumi also informed the Company that it had placed a freeze on certain accounts maintained by the Company with Bank Leumi in which the Company holds cash and trading securities  in the amount of approximately NIS 13 million ("Leumi Accounts") until the outstanding amounts due are repaid. Bank Leumi has also notified the Company that should such repayment will not be made within ten days Bank Leumi is preserving his rights to take all actions necessary in order to protect his rights under the loan agreements including offsetting any amounts in the Leumi accounts against the Loans.
On May 21, 2013,  the Company has received a notice from Bank Leumi, which the Company vigorously reject, stating that Bank Leumi plans to exercise its rights to withdraw the securities deposited by the Company in its securities accounts with Bank Leumi as security for the Company's obligations to Bank Leumi (and which has market price value equals to approximately NIS 8 million (approximately $2.2 million)), and sell such securities to partially offset the Company's outstanding obligations to Bank Leumi. The Company denies Bank Leumi's rights and in particular, its claim that allegedly, Bank Leumi holds the securities as a security.
In addition, the Company has received a series of notices from Bank Leumi stating that, beginning May 27, 2013, Bank Leumi will terminate the credit lines provided by Bank Leumi to certain accounts maintained by the Company and two of its. The Company intends to vigorously reject and defend such claims and demands.

G.	Cross default

As a result of A, E and F above, as for the date of the approval of this financial statement, the Company is in cross default with respect to loans received by its subsidiaries and debentures in the total amount of NIS 2,821 million. The said subsidiaries have pledged property plant and equipment in the amount of NIS 922 million against these loans and the Company is a guarantor for these loans in the total amount of NIS 186. As of the approval date of these financial statements none of the abovementioned loans was called for immediate repayment.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

7.	Significant events during the period (Cont.)

H.	Submission of a request on behalf of the trustees of series B notes for liquidation

On April 4, 2013, the Trustees of Series B Notes (representing an outstanding balance amount of NIS 16.5 million (pari) (approximately 0.7% of the total unsecured debt of the Company), have submitted with the Tel Aviv District Court a request to liquidate and appoint of a temporary liquidator for the Company. On May 8, 2013, the Trustees have submitted a motion to remove their motion for the appointment of a temporary liquidator for the Company (but not the motion to liquidate the Company)
On July 3, 2013, the Tel Aviv District Court suspended the liquidation request.

I.	Purported Restructuring

With respect to the financial position described in note 7 A above, on May 8, 2013, the Company filed its original plan of Arrangement with the Court. Since that date the company has adjusted its plan of arrangement several times (on June 17, 2013, on July 15, 2013 and on July 16, 2013), which constitutes the Company Proposal hereunder, with the Court.
As of June 30, 2013, the outstanding balance of all accrued and unpaid financial debt (including interest and CPI linkage) under the Notes and other unsecured loans (collectively, the “Unsecured Financial Debt”) equaled approximately NIS 2.52 billion (approximately $684 million). Pursuant to the terms of the Company Proposal, (as adjusted from time to time as mentioned below), upon the effectiveness of the Arrangement all of the Company's Unsecured Financial Debt will be extinguished and exchanged for new Shares and new notes to be issued by the Company, as follows:

(1)
The Company will issue 509,713,459 Shares, representing immediately following such exchange 95% of its outstanding share capital on a fully diluted basis, excluding existing options to purchase 1,729,251 Shares granted to the Company's and the Company's affiliates’ employees and office holders prior to the Arrangement, a new incentive compensation plan to be approved by the Company's new board of directors following the effective time of the Arrangement (as discussed below under " – Management Compensation") and any warrants to be issued in connection with the refinance (including rescheduling or postponement) of the Company's debt to Bank Hapoalim, to the extent so issued.

(2)
The Company will issue two series of new notes in the aggregate principal amount of NIS 570 million (approximately $158.3 million). The first series of new notes will be in the aggregate principal amount of NIS 400 million (approximately $109 million), repayable in a single payment at the end of six years from the date of issuance thereof, and secured by a first ranking floating charge on all the Company's property and assets. The second series of new notes will be in the aggregate principal amount of NIS 170 million (approximately $47.2 million), repayable in a single payment at the end of eight years from the date of issuance thereof, and secured by a second ranking floating charge on all the Company's property and assets. Both series of the new notes will bear interest at the rate of 6% per annum and will not be linked to the consumer price index. Interest on the first series of new notes will be payable in cash on a semi-annual basis, while interest on the second series of new notes will be accrued to the Principal and will be payable on the final maturity date, or will be paid in cash in the Company's sole discretion. The liens securing the new notes will be subject to customary exceptions. In addition, at any time during the term of either series of the new notes, the Company may create a senior lien in order to refinance the Company's outstanding indebtedness to Bank Hapoalim.

The new Shares and the new notes will be allocated among the various unsecured financial creditors in proportion to the outstanding balance (principal, interest and CPI linkage) under each obligation as of the effective date of the Arrangement, and any fraction of a share will be rounded up to the nearest whole number. The new Shares will be listed for trading on both the Tel Aviv Stock Exchange and the NASDAQ Stock Market, and the new notes will be listed for trading on the Tel Aviv Stock Exchange at the effective date of the Arrangement. The Company will endeavor to file with the Securities and Exchange Commission within 30 days of the effective date of the Arrangement a registration statement with respect to the new Shares held by shareholders who are deemed "affiliates" by virtue of their holdings.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

7.	Significant events during the period (Cont.)

I.	Purported Restructuring (Cont.)

(3)
Eastgate Warrnt

Eastgate Property LLC ("Eastgate") holds a warrant to purchase up to 3.3% of the Company's fully diluted share capital (subject to certain exceptions) at the time of exercise of the Warrant, for no consideration, until March 31, 2014. Pursuant to an understanding between the Company and Eastgate, Eastgate will exercise the warrant for 1,924,215 Shares immediately following the consummation of the Arrangement, at which time the warrant will terminate.

(4)
Management Compensation

Following the effectiveness of the Arrangement and the election of the Company's new board of directors, the new board will discuss the adoption of a new incentive compensation plan for the Company's and the Company's affiliates’ office holders and employees providing for the issuance of options to purchase 15%-20% of the Company's Shares outstanding immediately following the effectiveness of the Arrangement (the “Incentive Plan”) as well as  the terms of engagement of Mr. Zisser as the Company's Chief Executive Officer, including without limitation, the issuance of options under the Incentive Plan. The new board of directors will not be obligated to adopt any incentive plan whatsoever

(5)
Elbit Medical

The corporate organs of the Company, as appointed after the closing of the Arrangement, will be assigned the task of examining the issue of realization of the Company's shares in Elbit Medical Technologies Ltd. ("Elbit Medical"), and if it will be practicable to benefit from a significant short term economic profit from the realization (whether by means of distribution or in some other way), then such realization would be considered.

(6)
Additional Provisions

Upon the effectiveness of the Arrangement, the Company, its office holders, the Noteholders and the other unsecured financial creditors, the trustees for the Noteholders and shareholders and their respective affiliates and representatives will be released from any and all claims the grounds of which preceded the effectiveness of the Arrangement, including all claims related to the Notes and the management of the Company and all companies under its control, other than claims related to acts or omissions that were criminal, willful or fraudulent (the "Waiver"). Accordingly, the applicable pending legal proceedings against the Company, its office holders or its controlling shareholder will be dismissed (including the purported class action lawsuit mentioned in note 4). Mr. Zisser who serve as the Company's CEO and member of the Board, will not be included in the Waiver provided to the Company's other officers and directors, without derogating from any right, including his existing rights of indemnification and insurance coverage, except that all legal proceedings pending against him and/or his affiliates will be dismissed. Notwithstanding the aforementioned, in the event a claim will be made against one of the released parties by any person (a "Plaintiff") for any cause of action, including a cause of action included under the Waiver, the defendant ("Defendant") will not be precluded by virtue of the Waiver from filing a counter-claim against the Plaintiff and/or a third-party claim against any other person (including the released parties) (the "Third Party"), without prejudicing the Third Party's right under the Waiver against the Plaintiff. Notwithstanding the aforementioned, the Company will not be allowed to file third-party claims against any of the released parties.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

7.	Significant events during the period (Cont.)

I.	Purported Restructuring (Cont.)

(7)
Tax Ruling

On July 11, 2013, the Company received a tax ruling from the Israeli Tax Authority ("ITA") as to the tax, if any, that would be applicable to the Company and the unsecured financial creditors as a result of the transactions contemplated under the Company Proposal.  The ruling generally provides that, upon the closing of the Arrangement, the Company's unsecured financial creditors will be deemed to have sold their debt (first accrued interest and then outstanding principal) in consideration for the new notes and Shares issued in the Arrangement, which shall be valued at the respective closing prices thereof on the TASE on the first trading day following the closing. The Arrangement will be treated as a tax event for the Company, as well, namely, as financial income or forgiveness of debt in the amount of the difference between the amount of the Unsecured Financial Debt and the value of the new notes and Shares as aforesaid. The resulting gain may be offset against net operating losses, capital losses and impaired investments in subsidiaries.

J.	Letter of Undertaking with the trustees

The Letter of Undertaking was effective as of March 19, 2013 and will remain in effect until the end of the period of 14 days from the date on which the Company notifies the Trustees of its intention to terminate the Letter of Undertaking for any reason (the “Interim Period”). In addition, the Company may notify the Trustees in writing of the termination of any of the undertakings included in the Letter of Undertaking for any reason following the end of the period of 14 days from the delivery of such notice, or with immediate effect if any of the Notes Series file a motion for the liquidation of the Company.

The Letter of Undertaking provides that, without prejudicing anything in the Letter of Undertaking, the parties intend to mutually investigate the possibility of formulating a plan of arrangement among the Company and the Note Holders as to the Company’s outstanding obligations to the Note Holders.

In addition, (i) nothing in the Letter of Undertaking will be deemed to obligate any of the Company, the Trustees, the Note Holders’ representatives (the “Representatives”) and/or the Controlling Shareholder (as defined below) to enter into any arrangement and/or agreement of any kind, and nothing in the Letter of Undertaking will be deemed to constitute a representation and/or warranty whatsoever as to any consent and/or confirmation by either the Company, the Trustees and/or the Controlling Shareholder, to any arrangement among the Company and the Notes Holders; and (ii) the execution of the Letter of Undertaking will not prejudice any of the parties’ or Note Holders’ rights.

The Company undertook to fully cooperate with the Trustees, the Representatives and anyone acting of their behalf to enable them to conduct a due diligence investigation with respect to the financial condition of the Company for the objective of negotiating an arrangement and/or providing recommendations to the Note Holders as to any arrangement and/or relating to available courses of action to protect the Note Holders’ rights pursuant to the respective Notes and the exercise thereof, subject to confidentiality obligations.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

7.	Significant events during the period (Cont.)

J.        Letter of Undertaking with the trustees (Cont.)

The Company further undertook that during the Interim Period it and the entities under its control (excluding Plaza Centers N.V. (“Plaza”) (the “Controlled Entities”)), will not: (i) either directly or indirectly, make any payments and/or engage in any transactions with the Controlling Shareholder and/or entities under the control of the Controlling Shareholder and/or Mr. Mordechay Zisser’s relatives (collectively, “Related Parties”) (but excluding D&O insurance and/or indemnification undertakings, to the extent these will be duly provided to all officers of the respective entity under applicable law); (ii) dispose and/or undertake to dispose of any material asset of the Company and/or the Controlled Entities, and will not provide any guarantee and/or security of any kind, to secure the Company’s or any third party’s debt, without providing the Trustees a 14-day prior written notice accompanied by all relevant information (“Advance Notice”); (iii) carry out any activity and/or enter into any transaction which is not in the Company’s and/or the Controlled Entities’ (as the case may be) ordinary course of business, unless it provides the Trustees with Advance Notice; (iv) acquire and/or sell and/or pledge any of the Company’s securities, unless it provides Advance Notice; (v) deposit any cash or cash equivalent (including any securities) with any financial institution that is a creditor of the Company (“Financial Creditors”) and/or any of the Controlled Entities, or with a bank account in any of the banks to whom the Company’s and/or any of its Controlled Entities’ aggregate debt exceeds an amount of NIS 5,000,000, but excluding any deposits of any proceeds made by the Company’s subsidiaries in the framework of such subsidiaries’ on-going activity in the ordinary course; (vi) in the case of the Company, announce and/or distribute any dividends and/or other distributions of any kind, to any of its shareholders, (vii) change or amend any term under its existing credit and/of funding facilities with any of its Financial Creditors; and (viii) enter into new investments, including any purchase of new assets and/or additional rights in existing assets (except for certain specific activities agreed-upon under the Letter of Undertaking), unless it provides Advance Notice. In addition, each of the Company and the Controlled Entities agreed during the Interim Period to notify the Trustees and the Representatives of actual or threatened litigation or claims against the Company and/or any of its Controlled Entities that exceeds or would reasonably be expected to exceed NIS 2,500,000.

In addition, during the Interim Period, the Company and its Controlled Entities will not make any payments to their respective creditors nor will any of them undertake any obligations to do so unless the Company provides the Trustees with Advance Notice, except for the following:

The making of payments and undertakings in the ordinary course of business, other than to Related Parties and Financial Creditors, subject to certain thresholds and exclusions;

The advance of working capital to the Company’s subsidiaries in India and the United States, subject to a certain threshold; and Payments to secured creditors that are due and payable in accordance with the terms thereof, provided that the source of the funds used for the repayment of such secured debt was generated from the secured assets.

The Company further undertook that neither the Company nor any of its Controlled Entities will settle any of their respective debt towards other entities included in the Elbit Group, except for the settlement of debts owed to the Company by any such entities included in the Elbit Group or for the settlement of any of Plaza’s debts to any third party.

Mr. Mordechay Zisser and the entities owned and/or controlled by him (the “Controlling Shareholder”) have agreed that, during the Interim Period, they will not dispose of the securities of the Company and/or the Controlled Entities held, directly or indirectly, by the Controlling Shareholder. In addition, there may not be any change in the Controlling Shareholder’s holdings (directly or indirectly) in any of the Company’s securities, provided that such undertaking will not apply in case of any conflict between this undertaking and any previous undertaking of the Controlling Shareholder towards Bank Hapoalim B.M., if and to the extent any such other undertaking exists.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

7.	Significant events during the period (Cont.)

K.        Varcode

The Company has guaranteed a $250,000 bridge loan that was extended by a third party (“Lender”) to Varcode Ltd. (“Varcode”) the due date of which is August 30, 2013. The Lender was granted an option (the "Option"). The terms of the loan agreement provide that the in case of failure of Varcode to repay the outstanding loan on its due date, the Lender has options to purchase the Company's holdings in Varcode (approximately 52%) in consideration for an amount which equals the outstanding balance of the loan. During the period an impairment of goodwill was recognized in the sum of NIS 10 million and as a result, The Company's investment in Varcode as of June 30, 2013 amounted to NIS 3 million.

L.        Impairment of hotel division

a.
Tiberias - With respect to note 12 G to the financial statements as of December 31, 2012, during June 2013, the Company filed for extension with the ILA. As of the date of the approval of these financial statements, the Company hasn't received any reply. During the period, the company recognized an impairment loss of NIS 9 million with regard to Tiberias project.

b.	Bucharest – During the period, the company received an updated valuation for its assets and accordingly recognized an impairment loss of NIS 24 million.

M.       Receiving of insurance claim in India

With respect to note 8 C to the financial statements as of December 31, 2012, in June 2013 PC collected INR 529 million (NIS 32 million) refund from the Insurance Company in connection with the damage occurred in the fire in the Korogon shopping center in Pune, India.

N.	Bonds held in treasury

PC’s subsidiary had a loan from a commercial bank, secured by the PC’s bonds repurchased, with a scheduled loan repayment in the third quarter of 2013. Due to a rating event, PC negotiated with the bank and finally concluded an early repayment of the loan during the reported period.

The loan balance, including accrued interest, was approximately NIS 77.5 millions. PC financed the repayment of the loan from selling the bonds, held as collateral against the loan.

8.             Significant subsequent events

A.	Meetings of the Company's unsecured financial creditors for the approval of proposed restructuring of the Company

On July 3, 2013, the Court ordered that meetings of the Company's unsecured financial creditors for the approval of proposed restructuring of the Company's Unsecured Financial Debt (see note 7-I) pursuant to a plan of arrangement under Section 350 of the Israeli Companies Law, 5759-1999 ("Section 350") be convened by July 17, 2013, with the preliminary meetings being held by July 15, 2013.

The vote-counting process was delayed and claims were raised by the trustees of the Company’s publicly-traded notes in regards to the manner of counting the votes of the creditors at the Meetings. On July 21, 2013, the Company reported the results of the votes at the Meetings to the Court, and presented its position that the votes were counted in accordance with the Court’s ruling and that the Arrangement was approved by creditors holding approximately 82% of Unsecured Financial Debt.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

8.             Significant subsequent events (Cont)

A.	Meetings of the Company's unsecured financial creditors for the approval of proposed restructuring of the Company (Cont)

That same day the trustees of the Company’s notes presented the Court with other methods of counting which they requested the Court to consider, arguing that such methods better represent certain claims that still remain undecided. The implementation of such alternative methods of calculation may lead to an outcome by which, the Arrangement was not approved by the required majority.

On August 19, 2013 the Tel Aviv District Court rejected the Company’s position, and, as a result, the Court ruled that the Company did not receive the votes required for approval of the Arrangement. The Court stated that nothing in its ruling sets forth the Court's position regarding the advisability of the Arrangement, and directed the Company and its creditors to attempt to negotiate a revised Arrangement within a short time period.

B.	Disposal of assets

On July 18, 2013, PC completed the sale of 100% of its interest in a vehicle which holds the interest in the Prague 3 project (“Prague 3”), a logistics and commercial centre in the third district of Prague. Earlier this year, PC completed its successful application to change the zoning use of Prague 3 to a residential scheme. The transaction values the asset at approximately EUR 11 million (NIS 52 million). The net cash consideration after deducting related bank financing and other adjustments, amounted to approximately   EUR 7.5 million (NIS 35 million).  The Group has reclassified the Prague 3 investment property asset to short term, and has recorded a loss from fair value adjustment of EUR 3.4 million (NIS 16 million), included in other expenses in the income statement.

In Addition, in July 2013 PC completed the sale of 100% of its interest in a vehicle which holds the interest in another plot of land in Prague. The transaction values the asset at approximately EUR 1.9 million (NIS 9 million) The net cash consideration after deducting  a liability to third party amounted to  EUR 1.3 million (NIS 6 million). The Group has performed an impairment of EUR 3.5 million (NIS 17 million).

C.	Appointment of a receiver of Europe - Israel's

On July 24, 2013, Europe-Israel MMS Ltd. ("Europe Israel") and Mr. Mordechay Zisser, notified the Company that the Tel Aviv District Court (the "Court") has appointed Adv. Giroa Erdinast as a receiver (the "Receiver") with regards to the ordinary shares of the Company held by Europe Israel securing Europe Israel's obligations under its loan agreement with Bank Hapoalim B.M. (the "Bank").  Hence, upon the realization of the collateral over the shares by the Receiver, Mr. Zisser shall cease to be the controlling shareholder of the Company. In that respect, the Court has ruled that the Receiver shall not be entitled to sale the shares for a period of 60 days. Europe Israel and Mr. Zisser have also notified the Company that they intend to appeal the Court's judgement.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

8.	Significant subsequent events (Cont.)

D.	Settlement agreement with the Israeli Tax Authority

On August 1, 2013, the Company and its subsidiaries have entered into a settlement agreement with the Israeli Tax Authority with regards to corporate income tax assessments received for the years 2004-2009 (the "Settlement"). The Settlement generally provides that the Company and its subsidiaries (i) will pay taxes in the aggregate amount of NIS 8 million (approximately $2.2) ;(ii) the Company’s capital and business losses carry forward for tax purposes as of December 31, 2009 will amount to approximately NIS 306 million (approximately $85.7); and (iii) the Company will capitalize expenses of NIS 450 million (approximately $126).  For further information with regards to the tax assessment, please see Note 23 B (5) to the Financial Statements as of December 31, 2012.

E.	meeting of the Extraordinary General Meeting

On August 19, 2013, the meeting of the Extraordinary General Meeting of its shareholders, approve the plan of arrangement proposed by the Company. The resolution to approve the proposed arrangement presented by certain representatives of the Company's Series C to Series G and Series 1 noteholders was not approved.